SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “ORIX Announces Cash Dividend (Increase) for Fiscal Year Ended March 31, 2007”

2.	English press release entitled, “Announcements Regarding Change in Member Composition of Three Committees”

3.	English press release entitled, “Announcement Regarding Management Changes”

4.	English press release entitled, “Announcement Regarding Terms for Disposal of Treasury Stock”

5.	English press release entitled, “Announcement Regarding a Stock Option Program (Issuance of Stock Acquisition Rights to Employees and Others)”

6.	English press release entitled, “Announcement Regarding a Stock Option Program (Issuance of Stock Acquisition Rights to Directors and Executive Officers)”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2007	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

May 10, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

ORIX Announces Cash Dividend (Increase) for Fiscal Year Ended March 31, 2007

TOKYO, Japan – May 10, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced that its Board of Directors, in a meeting held today, settled on the following scheduled cash dividends from retained earnings as of the date of record on March 31, 2007. The setting of the dividend is scheduled to be officially finalized in the meeting of the Board of Directors that will be held on May 17, 2007 after the financial statements for the fiscal year ended March 31, 2007 have been audited as required by law.

1. Dividend Details

	Scheduled Dividend	Dividend Paid (Fiscal Year Ended March 31, 2006)
Date of Record	March 31, 2007	March 31, 2006
Dividend Per Share	130 yen	90 yen
Total Amount of Dividends	11,863 million yen	8,092 million yen
Effective Date	May 17, 2007	May 18, 2006
Source of Dividends	Retained Earnings	Retained Earnings

2. Dividend Policy

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, and sustaining profit growth while maintaining financial stability, will lead to increased shareholder value.

ORIX’s current policy is to meet the needs of its shareholders by “maximizing shareholder value through medium- and long-term profit growth” and “continuing to distribute stable dividends.”

Under the above policy, and based on current business conditions, a dividend of 130 yen per share, an increase of 40 yen from the forecast of 90 yen, announced at the beginning of the fiscal year, is scheduled for the fiscal year ended March 31, 2007.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

-end-

May 10, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcements Regarding Change in Member Composition of

the Three Committees of ORIX Corporation

TOKYO, Japan – May 10, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today in a board of directors meeting that it has decided to change the member composition of the Audit, Nominating and Compensation Committees.

ORIX has made efforts to strengthen its corporate governance framework with the establishment of an Advisory Board in June 1997, the introduction of a Corporate Executive Officer system in June 1998, listing on the NYSE in September 1998, the invitation of independent directors in June 1999 and the adoption of a “Company with Committees” board model in June 2003.

We believe that these changes, with all three committees to be formed entirely by outside directors, will allow us to further strengthen our corporate governance.

The nominations are scheduled to be finalized at the board of directors meeting that will be held after the Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 22, 2007.

Present	From June 22, 2007

Audit Committee

3 Members (Outside Directors: 3)

Chairman: Teruo Ozaki (Outside Director)

Members: Yoshinori Yokoyama (Outside Director),

Hirotaka Takeuchi (Outside Director)

Nominating Committee

5 Members (Outside Directors: 4, Directors: 1)

Chairman: Hirotaka Takeuchi (Outside Director)

Members: Paul Sheard (Outside Director), Takeshi Sasaki (Outside Director), Teruo Ozaki (Outside Director), Yoshihiko Miyauchi (Director and Chairman)

Compensation Committee

3 Members (Outside Directors: 3)

Chairman: Yoshinori Yokoyama (Outside Director) Members: Takeshi Sasaki (Outside Director), Teruo Ozaki (Outside Director)

Audit Committee

4 Members (Outside Directors: 4)

Chairman: Teruo Ozaki (Outside Director)

Members: Yoshinori Yokoyama (Outside Director), Hirotaka Takeuchi (Outside Director), Takeshi Sasaki

(Outside Director) newly nominated

Nominating Committee

5 Members (Outside Directors: 5)

Chairman: Hirotaka Takeuchi (Outside Director)

Members: Yoshinori Yokoyama (Outside Director) newly nominated, Paul Sheard (Outside Director), Takeshi Sasaki (Outside Director), Teruo Ozaki (Outside Director)

Compensation Committee

4 Members (Outside Directors: 4)

Chairman: Yoshinori Yokoyama (Outside Director)

Members: Hirotaka Takeuchi (Outside Director) newly nominated, Takeshi Sasaki (Outside Director), Teruo Ozaki (Outside Director)

Details on Outside Directors

Yoshinori Yokoyama (Born in Hiroshima Prefecture on September 16, 1942)

Outside Director, ORIX Corporation

Director (Non-Executive), Sumitomo Mitsui Financial Group

Director (Non-Executive), Sumitomo Mitsui Banking Corporation

Paul Sheard (Born in Australia on November 25, 1954)

Outside Director, ORIX Corporation

Managing Director & Global Chief Economist, Lehman Brothers

Hirotaka Takeuchi (Born in Tokyo on October 16, 1946)

Outside Director, ORIX Corporation

Dean, Hitotsubashi University Graduate School of International Corporate Strategy

Director (Non-Executive), Trend Micro Incorporated

Takeshi Sasaki (Born in Akita Prefecture on July 15, 1942)

Outside Director, ORIX Corporation

Professor, Gakushuin University

Outside Director, East Japan Railway Company

Chair, Labo International Exchange Foundation

Teruo Ozaki (Born in Tokyo on December 29, 1944)

Outside Director, ORIX Corporation

Head, Certified Public Accountant, Teruo Ozaki & Co.

Outside Director, Kirin Brewery Co., Ltd.

Outside Director, Tokai Rubber Industries, Ltd.

Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director (Audit Member), DAIKYO INCORPORATED

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

-end-

May 10, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes

TOKYO, Japan – May 10, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes. An English summary of the details is given below.

New Position	Present Position	Name
Changes Effective as of June 22, 2007

Director Chief Operating Officer Chief Financial Officer Representative Executive Officer President	Director Chief Operating Officer Representative Executive Officer President	Yasuhiko Fujiki

Director Corporate Senior Vice President Corporate Planning Office Office of the President	Corporate Senior Vice President Corporate Planning Office Office of the President	Haruyuki Urata

To retire and become Advisor	Director Chief Financial Officer Vice Chairman	Shunsuke Takeda

To retire and become Advisor	Corporate Senior Vice President Information Systems	Akira Fukushima

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

May 10, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Terms for Disposal of Treasury Stock

TOKYO, Japan – May 10, 2007– ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that it has decided to dispose of a portion of its treasury stock. The treasury stock to be disposed of forms a portion of the remuneration during the terms of two executive officers who are scheduled to retire on June 22, 2007. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes. Details yet to be determined will be announced after they have been decided.

Details of Disposal of Stock

1.	Type of Shares:	Common shares of the Company
2.	Number of Shares:	4,200 shares
3.	Disposal Price:	To be decided
As a rule, the disposal price shall be the closing price upon retirement. Specifically, the price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, June 22, 2007 and rounded upwards to the nearest yen. However, if the above price is below the closing price on the retirement date, the disposal price shall be the closing price on the retirement date.
4.	Payment Date for Purchase of Shares:	To be decided
As a rule, after retirement of the executive officers, and upon completion of prescribed procedures.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

-end-

May 10, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Issuance of Stock Acquisition Rights to Employees and Others)

At a meeting of ORIX Corporation’s Board of Directors held on May 10, 2007, it was resolved to raise a proposal as an agenda item for approval at the 44th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 22, 2007. The agenda item is to delegate the Board of Directors of the Company to set offering conditions for issuing stock acquisition rights as part of a stock option program, as shown below, to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law.

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company.

3. Reason for the need to issue Stock Acquisition Rights

In order to further increase the incentive of the aforementioned recipients to raise corporate profits and further increase corporate value.

4. Outline of the Stock Acquisition Rights

(1)	Type and number of shares to be issued upon exercise of the stock acquisition rights 10 common shares per one stock acquisition right.

In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 44th Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment=Number of Stock Prior to Adjustment X Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

(2) Number of the stock acquisition rights to be issued

Maximum of 11,200. The maximum total stock to be issued or transferred upon exercise of the stock acquisition rights will be 112,000. However, this number to be issued or transferred upon exercise of the stock acquisition rights will be adjusted if there is any adjustment made in the number of shares, as a purpose of the stock acquisition rights, as per 4. (1) above.

(3) Issue price of the stock acquisition rights

No payment is required for stock acquisition rights.

(4) Calculation method and amount to be paid upon exercise of stock acquisition rights

The exercise price of one stock acquisition right (“exercise price”) shall be the exercise price per share as stipulated below multiplied by 10 (as per 4. (1) above)).

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decides the exercise price (excluding days in which no shares are traded), which is one day prior to the issue date, and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

In addition, the exercise price of the stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

(5) Exercise period of the stock acquisition rights

From two years following the day of the setting of the offering of conditions for issuing stock acquisition rights by our directors, delegated by the Board of Directors of the Company, to June 22, 2017.

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

(7)	Reason for Acquisition of the Stock Acquisition Rights

1. If a bill to approve a contract for the Company to become the non-surviving entity of a merger, a bill to approve a contract for the Company to become a divested company through a divesture, or to approve a newly-created divesture plan, or a bill to approve a contract for the Company to become a wholly-owned subsidiary due to a share-swap contract or to approve a share-transfer plan, has been approved by the General Meeting of Shareholders of the Company (a decision by the meeting of the Board of Directors of the Company if a decision with the General Meeting of Shareholders is not necessary) then the stock acquisition rights may be cancelled at no cost to the Company, by an executive officer delegated by the Board of Directors or by a decision made by the meeting of the Board of Directors, on a date to be determined.

2. If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

(8) Condition for transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

(9) Increased capital and capital reserves in case of issuing shares upon exercise of the stock acquisition rights

1. The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

2. The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above from the limit amount of increased capital also mentioned in 1. above.

Note: The above matters are subject to the approval at the 44th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 22, 2007.

2

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

-end-

3

May 10, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Issuance of Stock Acquisition Rights to Directors and Executive Officers)

At a meeting of ORIX Corporation’s Board of Directors held on May 10, 2007, a proposal was made to issue stock acquisition rights as part of a stock option program to directors and executive officers of the Company, in order to further increase incentives to raise corporate profits.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 240 of the Company Law.

2. Recipients of the Stock Acquisition Rights

Directors and executive officers after the conclusion of the 44th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 22, 2007.

3. Outline of the Stock Acquisition Rights

(1)	Type and number of shares to be issued upon exercise of the stock acquisition rights 10 common shares per one stock acquisition right.

In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 44th Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment=Number of Stock Prior to Adjustment X Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

(2) Number of the stock acquisition rights to be issued

Maximum of 4,000. The maximum total stock to be issued or transferred upon exercise of the stock acquisition rights will be 40,000. However, this number to be issued or transferred upon exercise of the stock acquisition rights will be adjusted if there is any adjustment made in the number of shares, as a purpose of the stock acquisition rights, as per 3. (1) above.

(3) Issue price of the stock acquisition rights

No payment is required for stock acquisition rights.

(4) Calculation method and amount to be paid upon exercise of stock acquisition rights

The exercise price of one stock acquisition right (“exercise price”) shall be the exercise price per share as stipulated below multiplied by 10 (as per 4. (1) above)).

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decides the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

In addition, the exercise price of the stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

(5) Exercise period of the stock acquisition rights

From two years following the day of the setting of the offering of conditions for issuing stock acquisition rights by our directors, delegated by the Board of Directors of the Company, to June 22, 2017.

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

(7) Acquisition of the Stock Acquisition Rights

1. If a bill to approve a contract for the Company to become the non-surviving entity of a merger, a bill to approve a contract for the Company to become a divested company through a divesture, or to approve a newly-created divesture plan, or a bill to approve a contract for the Company to become a wholly-owned subsidiary due to a share-swap contract or to approve a share-transfer plan, has been approved by the General Meeting of Shareholders of the Company (a decision by the meeting of the Board of Directors of the Company if a decision with the General Meeting of Shareholders is not necessary) then the stock acquisition rights may be cancelled at no cost to the Company, by an executive officer delegated by the Board of Directors or by a decision made by the meeting of the Board of Directors, on a date to be determined.

2. If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

(8) Condition for transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

(9) Increased capital and capital reserves in case of issuing shares upon exercise of the stock acquisition rights

1. The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

2. The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above from the limit amount of increased capital also mentioned in 1. above.

Note: The above matters are subject to the approval of the Compensation Committee on “matters relating to the setting of compensation of individual directors and executive officers” that will take place after the 44th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 22, 2007.

2

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

-end-

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